September 2, 2021

VIA EDGAR

Mr. Daniel Greenspan

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Definitive Proxy Statement,
dated September 2, 2021 for
The Value Line Tax Exempt Fund, Inc. (the “Fund”)
(File No. 2-87913; File No. 811-03904)

Ladies and Gentlemen:

Attached hereto for filing on behalf of the Fund pursuant to the Securities Act of 1933, as amended, and Rule 14a-6(b) thereunder, is the Definitive Proxy Statement referenced above. The Definitive Proxy Statement is in the exact form being used after the effective date.

This letter also responds to a conversation with Mr. Daniel Greenspan of the Staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) on August 31, 2021, concerning the Fund’s Preliminary Proxy Statement filed with the SEC on August 20, 2021. Each of the Staff’s comments are set forth below and followed by the Fund’s response. Where applicable, revisions referenced in the below response are set forth in the Fund’s Definitive Proxy Statement filed concurrently herewith (the “Proxy Statement”).

Staff Comment 1:

If a party is soliciting proxies only with respect to a non-routine proposal or proposals, and a beneficial owner does not give instructions to its broker as to how to vote on these proposals, the broker does not have discretionary authority to vote on any proposal and is, therefore, not authorized to deliver a proxy representing those shares to the soliciting party. Therefore, disclosure regarding broker non-votes should not be included in the Fund’s Proxy Statement, because there should not be any broker non-votes. Instead, disclosure should state that, if a beneficial owner does not provide voting instructions to its broker, the broker is not permitted to give a proxy with respect to such beneficial owner’s shares, and, accordingly, such shares will not count as present for quorum purposes or for purposes of §2(a)(42) of the Investment Company Act of 1940 Act (the “1940 Act”). (On the other hand, if a proxy statement were to include a vote to approve at least one “routine matter,” brokers are permitted to vote shares for which no instruction is given and will, therefore, be deemed present at the meeting for purposes of a quorum even if there are non-routine matters on the ballot.) Please also disclose the effect on each vote of absence of such shares from the meeting.

U.S. Securities and Exchange Commission

September 2, 2021

Fund Response 1:

The Fund respectfully declines to add disclosure that “if a beneficial owner does not provide voting instructions to its broker, the broker is not permitted to give a proxy with respect to such beneficial owner’s shares, and accordingly such shares will not count as present for quorum purposes or for purposes of §2(a)(42) of the 1940 Act.”

Instead, the Fund will add disclosure that “It is the Fund’s understanding that, because broker-dealers, in the absence of specific authorization from their customers, will not have discretionary authority to vote any shares held beneficially by their customers on the Proposal to be presented at the Meeting, there are unlikely to be at the Meeting any “broker non-votes” (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons entitled to vote shares as to a particular matter with respect to which the brokers or nominees do not have discretionary power to vote). However, in the event that broker non-votes are received, such broker non-votes will count as shares present at the Meeting for purposes of establishing a quorum.”

The Fund supplementally informs the Staff that a majority of the Fund’s shares are held directly by shareholders (at the Fund’s transfer agent) and not by brokers in street name. As such, “broker non-votes” are not expected to constitute a majority of the holders of shares present at the meeting.

Staff Comment 2:

Where a quorum is present, but management wants to adjourn the meeting to solicit additional votes on a particular matter, adjournment would need to be a separate voting item on the proxy card (with accompanying disclosure in the proxy statement). In such case, the authority granted to proxies to vote in their discretion on “other matters” is not sufficient to permit the proxies to vote in favor of adjourning the meeting. (However, when a quorum is not present, one would look to state law and the registrant’s governing documents to determine the requirements to postpone/adjourn the meeting.) Please consider including, as a second proposal in the Proxy Statement, a proposal for proxy holders to vote, at their discretion, for an adjournment of the meeting for the purpose of solicitation of additional proxies.

Fund Response:

We respectfully decline to include the second proposal in the Proxy Statement and on th+e proxy card. The Fund believes that the postponement or adjournment of a meeting to solicit additional proxies is not a substantive proposal for which proxies must be independently solicited. In Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (February 6, 1973) (“Adjournment Release”), the Commission withdrew proposed Rule 20a-4, which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. In lieu of the proposed Rule 20a-4, the Commission stated:

U.S. Securities and Exchange Commission

September 2, 2021

Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management's office. Where management embarks upon a course of adjournment and additional solicitation, the Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act.

The Commission has thus expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty to shareholders. The Fund represents that it will evaluate any proposed adjournments consistent with the Commission’s guidance in the Adjournment Release.

Instead of adding a separate proposal to the Proxy Statement and proxy card, the Fund will expand the disclosure in the Proxy Statement as marked.

In the event that a quorum is not present, or if a quorum is present but sufficient votes to approve a proposal are not received, the duly appointed proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies with respect to a Proposal. In case any such adjournment is proposed, the duly appointed proxies will vote those proxies ~~which they are required to or entitled to vote “for” a proposal in favor of adjournment, and will vote those proxies~~ required to be voted “against” a proposal against adjournment and will vote those proxies which they are required to or entitled to vote “for” a proposal in favor of adjournment, provided that they determine that such an adjournment and additional solicitation is reasonable and in the interest of shareholders based on a consideration of all relevant factors, including the nature of the particular proposals, the percentage of votes then cast, the percentage of negative votes then cast, the nature of the proposed solicitation activities and the nature of the reasons for such further solicitation.

U.S. Securities and Exchange Commission

September 2, 2021

In addition to the disclosure, the Fund supplementally confirms its understanding of the fiduciary concerns articulated in the Adjournment Release of adjourning a meeting where an overwhelming majority of the votes received so far have been voted “against” a proposal. We note, however, that in the case of the Fund, the proposal has been approved unanimously for submission to shareholders by the Independent Directors of the Board with the recommendation that shareholders vote “for” the proposal. The most likely circumstance under which the Fund would adjourn a meeting to solicit more proxies in the presence of a quorum is where an overwhelming majority of the shares voted so far have been voted “for” the proposal, but sufficient votes have not been received to carry the proposal. There is limited benefit of requiring the Fund to bear the costs of an additional solicitation to approve a proposal that has been unanimously recommended by the Independent Directors and has been overwhelmingly approved by those shareholders who have voted so far, simply because other shareholders have not had the opportunity to register their votes yet. We believe the Commission adequately addressed the fiduciary requirements that apply to Fund management in these circumstances in the Adjournment Release in 1973, and that the Commission correctly approved the solicitation of additional proxies subject to the guidance in the Adjournment Release, rather than impose the costs of additional solicitations on a fund and its shareholders.

Staff Comment 3:

Please be aware that the SEC has published guidance on virtual shareholder meetings. Please confirm a virtual shareholder meeting is consistent with the guidance.

Fund Response 3:

The Fund acknowledges the Staff’s comment and confirms that it will hold the virtual Meeting consistent with relevant SEC guidance. The Fund respectfully advises the Staff that it has reviewed the SEC guidance, applicable Maryland law and the Fund’s governing documents, including its charter and bylaws, and has determined that holding a virtual meeting is permissible thereunder. The Fund respectfully refers the Staff to Section 2-503(b)(1) of the MGCL which provides, in relevant part, that if a board of directors is authorized to determine the place of a meeting of stockholders, the board of directors may determine that the meeting not be held at any place, but instead may be held solely by means of remote communication. The Fund also respectfully refers the Staff to Section 2 of Article I of the Fund’s bylaws, which authorizes the Fund’s Board of Directors to determine the place at which a meeting of stockholders will be held, and does not prohibit holding a stockholder meeting by remote communication.

U.S. Securities and Exchange Commission

September 2, 2021

Staff Comment 4:

Please supplementally acknowledge that:

•	the Fund will stay current on all filing obligations until termination,

•	the Fund will use all reasonable efforts to locate shareholders to whom distributions are payable,

•	the liquidation proceeds will be delivered promptly, but no later than 7 days after shareholders approve the proposal to liquidate and terminate the Fund,

•	the Fund and any share class or series identifiers will be inactive after the Fund’s termination, and

•	the Fund will assess the collectability of all receivables and reflect in its liquidation costs anything the Fund believes will not be collected.

Fund Response 4:

The Fund supplementally acknowledges the foregoing.

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We trust that this response adequately addresses the conversation. Should you have any further questions or comments, please do not hesitate to contact me at (857) 928-0840 or Leonard Pierce at (617) 526-6440.

Very truly yours,

/s/Gretchen Roin

Gretchen Roin